April 9, 2020

Gerald Lyons
Executive Vice President and Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

       Re: ScanSource, Inc.
           Form 10-K filed August 22, 2019
           Form 10-K/A filed October 24, 2019
           Form 10-Q filed November 12, 2019
           File No. 000-26926

Dear Mr. Lyons:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Interim Period Ended September 30, 2019

Consolidated Financial Statements
General, page 38

1. You disclose that on August 20, 2019 you announced plans to divest your physical product distribution businesses in Europe, UK, Mexico, Colombia, Chile, Peru and your
      Miami-based export operations ("Planned Divestitures"). You further disclose you began a process to market and sell the Planned Divestitures during the September quarter. Please tell us what consideration you gave to presenting the Planned Divestitures as assets held for sale and discontinued operations in accordance with FASB ASC 360-10-45-9 and
      FASB ASC 205-20-45 for the quarter ended September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gerald Lyons
ScanSource, Inc.
April 9, 2020
Page 2

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGerald Lyons                        Sincerely,
Comapany NameScanSource, Inc.
                                                      Division of Corporation
Finance
April 9, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName